Exhibit 4.(a).54

(not an official translation-for convenience only)

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 41

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter: “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner on 7 April 1998, as follows:

Amendment of Article 1

1.	After the definition “technical requirements and Grade of Service” shall come:

”	“subscriber agreement”	a contract that serves as an agreement between the licensee and a subscriber, for the provision of all or part of the licensee's services;"

2.	Instead of the definition of “subscriber” shall come:

"subscriber"	whoever has signed a subscriber agreement with the licensee for obtaining MRT services as a terminal user;"

Amendment of Article 19

3.	In article 19.1, instead of the words “agreement” shall come “the agreement”.

Amendment of Article 20

4.	Instead of article 20.1, shall come:

”	20.1	Details regarding the legal entity of the licensee, its incorporation, the parties controlling it, those who have considerabe influence over it, interested parties in it, officers in it are detailed in Annex A of the license; the licensee shall provide the director annually at the beginning of March, with an updated Annex A.”

Amendment of the headline of Chapter D part 4

5.	Instead of the title of part 4 in Chapter D shall come:

” Chapter D- Tests and Maintenance”

Replacement of articles 49 to 54

6.	Instead of articles 49 to 54 shall come:

”	49.	Definitions

In this section:

“periodic test” –	test of the network or any other part of it that is conducted in accordance with the provisions of the license, at fixed intervals and at least annually;

“special test” –	test of the network or any part of it that is conducted due to a maintenance or repair activity, following an electromagnetic disturbance, a malfunction, complaint review, technology change, engineering change plan etc.

“routine test” –	testing of the network or any part of it that is conducted on a regular basis.

50.	Execution of Tests

50.1	The licensee shall carry out periodic tests of the MRT system, and shall submit the results of the test upon the director’s request within 30 days from the day of the request.

50.2	The licensee shall establish and operate an inspection system for constant monitoring of the network’s performance and its intactness and shall conduct on a regular basis routine tests of the network or any part of it, as needed.

50.3	The licensee shall conduct routine tests regarding the quality of service as detailed in Annex E, and the relevent standards of the ITU-T, and shall provide the results of the tests upon the director’s request, within 30 days from the day of the request.

50.4	The director may instruct the licensee to conduct a special test; the licensee shall perform the said test in a manner and at a time to be advised by the director and shall submit the results to the director.

50.5	The director or anyone else authorized on his or her behalf shall be allowed to perform the test themselves, if in their opinion it is required, the licensee shall allow the director or anyone else authorized on his or her behalf, after prior coordination, access to installations and equipment and shall put at their disposal their testing equipment and professional manpower employed by the licensee.

51.	Test, Fault and Maintenance Log

51.1	The licensee shall maintain a test, fault and maintenance log (hereinafter – “maintenance log”), in which details of the faults and tests of the network shall be recorded.

51.2	The licensee shall keep the maintenance log, shall allow the director or anyone authorized on his or her behalf to see the log at any time, to check it, copy it in any manner and to pass it to the director upon his demand.

52.	Repair of Faults and Defects

52.1	The director may, after giving the licensee sufficent opportunity under the circumstances to present its arguments, notify the licensee in writing of faults and defects that he found and that harm the grade of service for subscribers, the level of survivability and back up of the network, damage to the level of security or interference with the other systems that operate properly, based on tracking the network’s performance, including through subscriber complaints, tests he carried out or based on test reports, documents and information provided to him by the licensee.

52.2	The director may instruct the licensee of the dates that the defects and malfunctions must be repaired.

52.3	If the licensee receives such notification, it must notify the director within the time set forth in the director’s notice of the repair of the defects and malfunctions, detailed as per the director’s request.

53.	deleted

54.	deleted

Amendment of Chapter E part A

7.	After the caption of part A in Chapter E, instead of artciles 55-58, shall come:

”	55.	The subscriber agreement

55.1	The licensee shall prepare a format for a subscriber agreement that it intends to offer its subscribers, and shall submit it to the director upon his demand.

55.2	The terms of the subscriber agreement shall not contradict, explicitly or implicitly the provisions of any law or the license; the aforesaid is not meant to prevent changes to the provisions of the subscriber agreement, that benefit the subscriber as compared to the provisions of the law or the license.

55.3	The subscriber agreement shall be in writing and shall be in a clear and easy manner to read and understand, and shall state clearly any condition or restriction regarding the subscriber’s right to terminate the subscriber agreement or regarding the licensee’s duties towards the subscriber; any stipulation in the subscriber agreement shall be stated clearly and not only by reference.

For this article- “writing”-including an electronic document that can be saved and reconstructed by the subscriber.

55.4	The subscriber agreement shall clearly include, among other things, the following:

(a)	The service conditions for the subscriber, including gauges of quality of service to customers and subscribers as set forth in article 2 in Annex E;

(b)	The termination conditions of the licensee’s services or the conditions for discontinuing service;

(c)	The service tariffs of the licensee that the subsciber joined updated to the day of the agreement, including the date and conditions for the termination of the tariff plan;

(d)	The limitation regarding the amount of interest for late payment, linkage differentials and collection expenses as set forth in article 80.3;

(e)	The condition for changing the tariff of a service that the subscriber has joined, as set forth in article 78.1;

(f)	The details set forth in articles 61 and 61A regarding a person responsible for handling the public’s complaints and for settling disagreements;

(g)	A condition that states that in case of a contradiction between the provisions regarding the tariffs and the service packages that are detailed in the agreement and the provisions of the license regarding this matter, the provisions of the license shall prevail;

(h)	A notice regarding the director’s authority to instruct the licensee to change the subscriber agreement, and clarification that the subscriber’s signing a subscriber agreement with the licensee constitutes agreement to said changes.

55.5	The licensee shall deliver a copy of the subscriber agreement and the annexes to the subscriber.

56.	Changes to the Subscriber Agreement

56.1	The director may instruct the licensee to change the subscriber agreement, after having given the licensee an opportunity to present their arguments.

56.2	If the subscriber agreement shall be amended in accordance with the directive of the director or in accordance with a decision of the court for standard contracts, if the agreement has been submitted to the court for its approval, the relationship between the subscriber and the licensee shall be done in accordance with the amended subscriber agreement, from the date of the amendment.

56.3	The provisions of article 55 shall apply, with the necessary changes, when the format of the subscriber agreement is amended by the licensee.

57.	deleted

58.	deleted

Amendment of Article 60

8.	After article 60.5 shall come:

“60.6	The licensee shall not supply, with consideration or without, any of its services that the subscriber has not specifically requested, except for a service provided free of charge to all subscribers, and shall not allow the provision of a service of a service provider that the subscriber has not specifically requested to receive; For this matter, “service provider”-a provider of a service through the network and the payment for the service is done through the telephone bill.”

Amendment of Article 61

9.	Instead of article 61 shall come:

“61.	Complaints Officer

61.1	The licensee shall appoint a person to be responsible for handling complaints of the public (“compliants officer”) whose duties will be as follows:

(a)	to check subscriber complaints, including someone requesting to receive a service offered, regarding services of the licensee;

(b)	to clarify subscriber complaints regarding bills that the licensee has submitted and to settle them.

the complaints officer shall respond in writing to said complaints submitted in writing.

61.2	The complaints officer shall act in accordance with the policy outlined by the licensee's management.

61.3	The licensee shall provide the complaints officer with all the assistance required to fulfill his duties.

61.4	The licensee shall notify every subscriber of the option to submit a complaint to the complaints officer, his authority and the various methods of applying to him. The content of this sub-section shall be included in the subscriber agreement, in the bill sent to the subscriber and on the website of the licensee.

61A.	Dispute Settlement

61A.1	The subscriber agreement sall state that all disagreements that arise between the licensee and a subscriber, regarding the interpretation or implementation of the subscriber agreement, shall be assigned to arbitration to the licensee’s complaints officer.

61A.2.	The subscriber agreement shall state that an application to the complaints officer in accordance with article 61.1A, shall not:

(a)	prevent the subscriber from bringing the matter before the appropriate court;

(b)	derogate from the authority of the licensee to act in accordance with the provisions of article 72 regarding termination or disconnection of service as a result of a breach of the subscriber agreement.”

Amendment of Article 65A.9

10.	In Article 65A.9, instead of “Applications and Subscriber Report as set forth in Article 104 (b)” shall come “harassing subscribers as set forth in Article 104.4(i)".

Amendment of Article 67A

11.	In sub section 67A.8 (b), the words “and magnetic sticker”- shall be deleted.

Deletion of Article 67B

12.	Article 67B shall be deleted.

Amendment of Article 67C

13.	Instead of Article 67C, shall come:

“	67C.	Service File

67C.1	If the licensee wishes to activate a service that is included in the list of services listed in the First Appendix and titled “future”, it shall notify the director in writing no later than thirty (30) days before the date it intends to begin supplying the service.

67C.2	If the licensee wishes to activate a new service that is not included in the list of services listed in the First Appendix that it intends to supply to any of their service receipiants, it shall notify the director in writing no later than thirty (30) days before the the date it intends to begin supplying the new service.

67C.3	The director shall notify the licensee within thirty (30) days of receipt of the notice of the licensee as set forth in Articles 67C.1 and 67C.2, if it is allowed to begin supplying the service or if it needs to submit a service file for the director’s approval, as a condition for beginning the service.

67C.4	The licensee shall submit a service file for the director’s approval upon his demand; if the licensee shall not submit a service file upon the director’s demand, or if the director does not approve the service file, the licensee shall not begin supplying the service.

67C.5	The director’s decision regarding the service file submitted to him shall be given within sixty (60) days from the day that the licensee submitted to the director all the required documents and information for the approval of the service file. In special cases, the director may extend the dates set forth in this article, in a written and detailed notice to the licensee.

67C.6	The director may require the licensee to submit for his approval a service file for an existing service, that does not require a service file, and he may also require the licensee to submit for his approval a new service file for a service for which a service file has already been approved.

67C.7	The service file shall be submitted to the director in a format and at a time set forth by the director and shall include ,among other things, provisions regarding the following:the name of the service, a detailed description of the service and the supply method, the service tariff, an engineering description, and all in accordance with the First Appendix; the director may advise of additional details that should be included in the service file.

67C.8	If the service file is approved, the licensee shall supply the service in accordance with the conditions of the approved file and the approved service file shall be considered an integral part of the license.

67C.9	The licensee shall publish the approved service file, with the details and in a manner set forth by the director, and the director may publish it himself, as long as he does not do so until after the licensee begins supplying the service. The notice to the public shall not include information that are trade secrets, that have been noted by the licensee and attached as a separate annex marked as trade secrets to the service file.

67C.10	Each new service file that the licensee shall begin supplying in accordance with this article, will be considered part of the First Appendix; the director shall update the Appendix from time to time.

67.11C	The provisions of this article shall apply with the necessary changes for tests by means of the network of the licensee.”

Amendment of Article 77

14.	Article 77 shall be deleted.

Amendment of Article 78

15.	Instead of article 78 shall come:

“	78	Tariff Changes

78.1	Subject to the above-mentioned in article 75, the licensee may change the tariff of any service or packages of services (hereinafter in this article –“service”), set by itself as long as:

(a)	it shall submit to the director a written notice, before the tariff comes into effect, detailing the new tariff;

(b)	it shall give prior written notice to every subscriber that joined the service; despite the afore-mentioned, for the matter of reduction, a notice to the subscriber can be given up until a month after the reduction.

For this section, “change” –any change to a tariff that can result in an increase or decrease in payment before V.A.T that a subscriber must pay for services of the licensee.”

Amendment of Article 80

16.	Article 80.2 shall be deleted.

Amendment of Article 95

17.	In sub article 95.1 (l) shall be deleted.

Replacement of Articles 103-106

18.	Instead of articles 103 until 106 shall come:

”	103.	Obligation to Submit Reports

103.1	The licensee shall submit to the director the reports detailed in this license, in a format and on the dates set forth in this section.

103.2	Each report should reflect the correct and relevent facts regarding the subject of the report so that they are updated to the report period.

103.3	A report should be submitted in two (2) copies, printed and formattted in a manner that is easy to read and will bear the date of its compilation and the signature of the licensee or anyone that has been authorized to do so; the report should be submitted in a format to be advised by the director, including regarding the contents, the structure and the method of submission of the report.

103.4	The director may require the licensee to redraft or supplement a report it has submitted, including in cases where the director has found that it is lacks necessary details or other details that in the director’s opinion the licensee should have included in the report.

104.	Types of Reports and their Submission Date

104.1	The licensee shall submit to the director upon his request or at least annually, at the end of the calender year, and no later than ninety (90) days, the annual reports that describe the activities during the period from the month of January until the month of December, of the previous year:

(a)	An audited financial statement signed by an accountant;

(b)	A subscriber report, including the following data:

(1)	The amount of private and business subscribers as well as post-paid and pre-paid subscribers.

(2)	The scope of income in the segmentation set forth in sub-article (1), so that the income from interconnect appears separately for each one, and in addition, a division according to airtime and value added services.

(3)	A report regarding use of frequencies in accordance with Chapter 4 section C.

(4)	Annex A- “The Licensee’s Details” updated, at the beginning of the month of January, as detailed in article 20.1.

104.2	The licensee shall submit to the director on a quarterly basis, and no later than one month after the end of the quarter, the following reports:

(a)	A reviewed quarterly financial statement, signed by an accountant;

(b)	A reviewed quarterly income report, signed by an accountant, that includes all of the income that bears royalty payments;

(c)	A traffic report-in a format to be advised by the director.

104.3	The licensee shall submit to the director a report for extraordinary events, as set forth in regulation 8 of the Supervision Regulations.

104.4	The licensee shall submit to the director the following reports, upon his request:

(a)	A report regarding the infrastructure developments of the network;

(b)	A fault report- that contains a summary of the network faults, details of the amount of faults and the accumulated time of each type of fault, an analysis of the faults and details of the steps taken to rectify them;

(c)	A quality of service report-an analysis of the licensee meeting the requirements in articles 49 through 51 and Chapter E the level of service for a subscriber, during the period of the report;

(d)	A complaint report- that contains details of all the written complaints that were submitted by subscribers regarding service including the subject of the complaint, the dates it was received and was responded to in writing, the manner in which it was handled, and details of the actions of the complaint officer;

(e)	Details of the licensee’s tariffs;

(f)	An updated engineering plan;

(g)	A lien report- the licensee shall report immediately to the director in any case of an attachment or lien on one of the licensee’s assets or in case of a lien on the means of control in the licensee, exercise of such a lien or termination of any right of the licensee over the asset;achment or lien on one of the licensee’s assets or in case of a lien on the means of control in the licensee; exercise of such liens or termination of any right of the licensee over the asset; In addition, the licensee shall submit to the director, upon his request, a report that sets out all of the afore-mentioned liens.

(h)	A subscriber summary report, income and minutes according to private and business subscribers, and in each category-a division of subscribers according to plans priced as “all inclusive” tariff and subscribers in plans priced separately for payment of “airtime” and interconnect, in a format to be advised by the director;

(i)	A harassing subscriber report as set forth in article 65A.9;

(j)	Any additional data that should be required in order to supervise the activities of the licensee as well as any necessary information that the office requires in order to administer telecommunication matters.

104.5	The director may add or remove periodic, quarterly or annual reports as well as require the licensee to submit special reports, as advised.

105.	Notification of a Defect

105.1	Should the director find defects or deficiencies in the licensee’s activities, he shall notify it in writing.

105.2	Should the licensee receive such a notification, it shall submit to the director within thirty (30) days from the day the notification was received, its response that will contain details of the steps taken for repair and of the said defects.

106.	Deleted”

Amendment of Article 108

19.	Article 108.2 (c) “Annex C-Maintenance Procedures”; shall be deleted

Amendment of the First Appendix

20.	After article 1.3 of the First Appendix, shall come:

“	1.4	The licensee shall include in the service file at least the following details:

a.	Name of the Service: name of the service, including the commercial name of the service and a general description of the service.

b.	Detailed Description of the Service: including:
Is this a new service/expansion of an existing service/combination of services/is there a need for preliminary test;
The manner of operation of the service;
Date of commencement of the service;
Availability and gauges for quality of service;
Support centers;
Service price;
The target clientele of the service;
The manner of ordering the service;
The process of connecting to the service;
The ramifications or influences of this service on other services.

c.	Engineering Description
A description and diagram of the system; Handsets-target equipment for receipt of the service.

d.	Miscellaneous
The need for number portability necessary coordinations with the licensee or other factors”.

Deletion of Annexes C and D

21.	“Annex C-Maintenance Procedures” in the Second Appendix, shall be deleted.

22.	“Annex D-Uniform Subscriber Agreement ” in the Second Appendix, shall be deleted.

Amendment of Annex E

23.	In “Annex E”-Minimum Requirements and Level of Service to Subscriber in the Second Appendix, at the end shall come:

“	2.4	Gauges for handling consumer complaints
(a)	The level of handling complaints in writing-the response times to the complaints shall be no more than 14 working days, and 5% of the applications should be answered within one month.
(b)	Gauges for the quality of service for service centers-
–	90% of the applications should be handled directly by the service representatives, until resolved.
–	No more than 10% of the applications, of which some will arise from the escalation of complaints, should be referred to higher levels.
(c)	Applications that will be handled by the higher levels-in any case where the reply of the person responsible for handling consumer complaints does not satisfy the applicant, the application shall be referred to the management level that will re-examine the application and will directly respond to the applicant. In any case, the applicant shall receive an answer within thirty days from the date of his application.”

Commencement

24.	This amendment shall become effective no later than 15.3.2007

(11 February 2007)

(sgd) —————————————— Mordechai Mordechai Director-General	(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing